Mail Stop 6010 July 2, 2008

Jack B. Lay
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017-6039

Re: **Reinsurance Group of America, Incorporated**
Registration Statement on Form S-4, filed June 3, 2008 (File No. 333-151390)
Form 10-K for the Year Ended December 31, 2007, filed February 28, 2008
Form 10-Q for the Quarter Ended March 31, 2008, filed May 2, 2008

Dear Mr. Lay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, or if our comments relating to the proxy

statement/prospectus are applicable to the exchange offer prospectus, please make the appropriate changes to all applicable sections in accordance with our comments.

Proxy Statement/Prospectus

Cover page of Proxy Statement/Prospectus

3. Please revise the cover page of the proxy statement/prospectus and the exchange offer prospectus to disclose that the recapitalization and exchange offer will not be consummated unless at least 90% of the RGA class B common stock held by MetLife is distributed in the exchange offer.

4. Please revise the cover page of the proxy statement/prospectus to disclose the page number of the "Risk Factors" section.

Questions and Answers about the RGA Special Meeting, page Proxy-1

Q: What is happening in this transaction?, page Proxy-1

5. If true, please clarify here and elsewhere in the proxy statement/prospectus, as it may be appropriate, that in the recapitalization each one share of RGA common stock will be reclassified into one share of RGA class A common stock. Also, please clarify, if true, that each one share of RGA class A common stock held by MetLife, other than the recently acquired stock, will be reclassified into one share of RGA class B common stock.

Q: What RGA shareholder approvals are needed for the divesture to occur?, page Proxy-2

6. We note that approval of the governance proposals and the Section 382 shareholder rights plan require the affirmative vote of the holders of a majority of the outstanding shares of RGA common stock present in person or by proxy and entitled to vote on the proposal. We also note that MetLife has agreed to vote its shares in favor of the proposals. If approval of these proposals is assured because of MetLife's ownership of 52% of the RGA common stock, then please revise the proxy statement/prospectus to clarify that such approval is assured.

Q: What if RGA shareholders do not vote?, page Proxy-4

7. Please expand your disclosure to describe the effect "broker non-votes" will have on each of the proposals.

Summary, page Proxy-8

Recapitalization and Distribution Agreement, page Proxy-9

Exchange Offer, page Proxy-10

8. We note your disclosure that "MetLife will determine the exchange ratio, or the method of how the exchange ratio will be determined prior to launching the exchange offer…" Since the exchange ratio will depend on the market prices of the MetLife and RGA shares on each of the last two trading days prior to the expiration of the exchange offer, the exchange ratio will not be known until the last day of the exchange offer. Therefore, please revise your disclosure to refer to the discount to the market price of the RGA common stock that MetLife will offer in the exchange offer rather than referring to "the exchange ratio." Also please disclose what that discount will be.

9. Please expand your disclosure in the proxy statement/prospectus to provide further detail as to how the exchange ratio will be calculated. You should disclose how the exchange ratio will be affected by the discount to the market price of the RGA common stock, the changing market prices of the MetLife and RGA shares during the exchange offer, and the limit on the number of shares of RGA class B common stock that tendering MetLife stockholders can receive. Please consider using one or more examples, like it was done in the exchange offer prospectus, to clarify your disclosure.

Debt Exchanges/Subsequent Split-Offs, page Proxy-11

10. We note that RGA is contractually obligated to enter into registration rights agreements in the event banks participating in the debt exchanges request it. Please revise to disclose, if true, that RGA will be responsible for the cost of such registration rights agreement.

The RGA Special Meeting Proposals, page Proxy-12

Disadvantages of the Divestiture to RGA and Its Shareholders, page Proxy-15

11. Please revise your disclosure under this heading to add a second bullet point addressing the substantial risk that the RGA class B shareholders will have the right to vote separately on a conversion of RGA class B common stock into RGA class A common stock, if proposed by the RGA board of directors, and that it is probable that such conversion would not be approved as it is not in the best interests of the RGA class B shareholders.

12. You disclose that RGA may be restricted from engaging "in certain transactions" that could jeopardize the tax-free status of the split-off. Please expand your disclosure to identify the type of transactions that RGA may be restricted from engaging.

13. You disclose that under certain circumstances, if RGA were to cause the divestiture to be taxable to MetLife, RGA could be obligated to indemnify MetLife against significant tax liabilities. Please revise your disclosure to identify the circumstances under which the divestiture would be taxable to MetLife causing RGA to be liable under its indemnification obligations.

Risk Factors, page Proxy-17

14. Please expand your disclosure under this subheading to describe the principal risks relating to this transaction.

Risk Factors, page Proxy-20

15. Please delete the statement: "[t]he risks described below and elsewhere in this document are not the only ones that relate to the RGA special meeting proposals. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors that also could have material adverse effects on the recapitalization and on any investment in RGA class A common stock or RGA class B common stock." It is not appropriate to refer to other risks that are not disclosed.

16. There is a substantial risk that the conversion of the RGA class B common stock into RGA class A common stock will not take place even if proposed by the RGA board of directors. Such conversion would require the approval of Class B shareholders as a separate class and it does not appear that the Class B shareholders would have an incentive to approve such conversion. Therefore, please include a new risk factor relating to this risk in a separate and appropriately captioned risk factor.

17. We note that Fitch Ratings placed the company on Rating Watch Negative after the announcement of the recapitalization and distribution. Fitch Ratings also indicated that it expects to downgrade the company's ratings by no more than two notches. Please consider the need to add an updated risk factor relating to a possible downgrade of the ratings.

The existence of RGA class B common stock may make RGA more susceptible to takeover or control, page Proxy-23

18. This risk factor appears to be very similar to the risk factor appearing under the heading "The RGA class B common stock will control the election of at least 80% of RGA's directors…" on page Proxy-27. Please consider combining the two risk factors.

The Transactions, page Proxy-31

Background of the Disclosure, page Proxy-33

19. On page Proxy-35 you disclose that during an October 25, 2006 meeting of the RGA special committee, Morgan Stanley reviewed with the RGA special committee "a possible alternative transaction structure that would result in a single class of stock, rather than a dual class structure." Please expand your disclosure to describe why the RGA special committee did not pursue that possible alternative transaction structure.

20. You disclose that at the October 25, 2006 special committee meeting, the RGA special committee discussed that the RGA public shareholders may not be receiving sufficient benefit for agreeing to reduce their voting power over the selection of the RGA board of directors. We also note that during an April 19, 2007 meeting, representatives of Morgan Stanley reviewed with the RGA special committee "…the possibility of seeking additional economic value in the transaction given the tax benefit of the transaction to MetLife…" Please expand your disclosure to state whether the RGA special committee sought additional economic value in the transaction. If it did not, please explain why. If it did, please expand to describe what that additional economic value was and whether MetLife agreed to it.

21. We note that during the April 19, 2007 meeting, representatives of Morgan Stanley also reviewed with the RGA special committee "potential effects on the public RGA shareholders from any discount offered by MetLife in the split-off." Please expand your disclosure to address whether the RGA special committee requested any changes to the transaction to address this concern.

22. We note your disclosure about the letter the RGA special committee sent to the third party on March 10, 2008 and that party's subsequent communication with MetLife on March 12, 2008. Please expand your disclosure to indicate whether the RGA special committee further pursued a possible transaction with that third party and whether RGA has ended negotiations with that third party. If the RGA special committee did not further pursue the transaction or ended negotiations, please disclose the reasons why it decided not to further pursue a possible transaction with that third party. We note that the preliminary price offered by that third party represented "a substantial premium to the then current market price of the RGA common stock" and that the recapitalization/split-off had several disadvantages to the public RGA shareholders.

Proposal One: Approval of the Recapitalization and Distribution Agreement, page Proxy-45

RGA's Reasons for the Recapitalization, page Proxy-45

23. We note your disclosure in the second bullet point on page Proxy-49 stating that "none of the three principal rating agencies that meet with RGA on a regular basis … has advised RGA of any expected change in the ratings…" We also note that Fitch Ratings placed the company on Rating Watch Negative and indicated that it expects to downgrade the company's ratings by no more than two notches. Please update your disclosure to reflect Fitch's announcement or explain why the announcement is not material and does not need to be disclosed.

Opinion of the RGA Special Committee's Financial Advisor, page Proxy-50

24. Please disclose whether any companies or precedent transactions meeting the selection criteria for the historical trading analysis, liquidity analysis and precedent recapitalization transaction analysis were excluded from the analyses and, if so, the reasons for making such exclusions.

Regression Analysis, page Proxy-54

25. Please expand your disclosure of the regression analysis to quantify the calculations that supported your conclusion that there was a statistically significant relationship between the ratio of trading price to average book value as compared to return on average equity.

Liquidity Analysis, page Proxy-54

26. Please expand your disclosure, preferably in tabular format, to quantify the data that supports the conclusions noted in the five bullet points appearing on pages Proxy-54 and Proxy-55.

Precedent Recapitalization Transaction Analysis, page Proxy-55

27. Please clarify what you meant by the statement that "there was no conclusive evidence indicating that the low-vote stock would trade at a discount to the high-vote stock." It is not clear if you meant that you did not have enough data to make a determination or if it meant that the data you had showed that there was no such discount.

Low-Vote Stock Price Performance Analysis, page Proxy-55

28. Please expand your disclosure to provide in tabular format the data that supports Morgan Stanley's conclusion. Also, we note that Morgan Stanley qualified its conclusion by using language like "there was no conclusive evidence to suggest" and "would necessarily negatively affect." Please explain why the conclusion is qualified in such way. Did

Morgan Stanley observe that the stock of the comparable companies was negatively affected as compared to the S&P 500 and applicable S&P industry index, but could not conclude that the reason for it was the recapitalization?

Current Dual-Class Trading Summary, page Proxy-55

29. We note the disclosure that "…the two classes generally trade in line with each other." Please disclose in how many of the forty-five companies the two classes generally trade in line with each other.

Miscellaneous, page Proxy-56

30. Please revise to quantify the portion of Morgan Stanley's fee that is contingent upon the closing of the transaction.

31. You disclose that in the two years prior to the date of the fairness opinion, Morgan Stanley and its affiliates provided financing services for RGA and MetLife, and received fees for rendering of those services. Your disclosure does not quantify the fees paid to Morgan Stanley and its affiliates. Please revise your disclosure to provide such quantification.

Proposal Four: Class B Potential Conversion Following Divestiture, page Proxy-68

32. We note that converting from the dual class structure into a single class structure would require the approval of holders of a majority of each class of RGA stock. It is not clear what incentive, if any, holders of RGA class B common stock will have to vote in favor of converting into a single class structure since they would be giving up their right to elect 80% of the board of directors. Please revise the disclosure in the response to the question "Other than the voting rights of the RGA board of directors…" starting on page Proxy-6 and throughout the rest of the proxy statement/prospectus to clarify that under Missouri law the conversion will require the approval of holders of a majority of RGA class B common stock. Also, please clarify throughout the proxy statement/prospectus that approval of the conversion will not be in the best interests of RGA class B shareholders.

33. In appropriate locations in the proxy statement/prospectus and exchange offer prospectus, including the questions and answers sections, please disclose the factors the RGA board or directors intends to consider when deciding whether or not to submit a proposal to RGA shareholders to convert the RGA Class B shares into RGA Class A shares.

The Recapitalization and Distribution Agreement, page Proxy-76

Exchange Offer/Split-Off, page Proxy-79

34. Please revise your disclosure on page Proxy-80 to define the acronym "VWAP" where it is first used.

35. Please disclose in the paragraph relating to the "Pricing Delay Right" on page Proxy-80 the closing price of RGA common stock on the NYSE on May 30, 2008.

Lock-up Period, page Proxy-87

36. Please disclose the exceptions to RGA's agreement not to engage in capital raising activities. Also, please disclose MetLife's exception to the 60-day lock-up period.

Representations and Warranties, page Proxy-88

37. Your description in the proxy statement/prospectus of the representations and warranties made by RGA and MetLife does not include all the representations and warranties appearing in the recapitalization and distribution agreement. Please revise to describe all representations and warranties made or, in the alternative, please confirm that the representations and warranties not described are not material.

38. Some of the representations disclosed in the proxy statement/prospectus are vague. For example, what are RGA and MetLife required to represent about capitalization, litigation, brokers and advisors, and tax filing, IRS ruling requests and tax certificates? Please revise the discussion about the representations and warranties to clarify the representations that the parties are required to make.

Security Ownership of Certain Beneficial Owners and Management of RGA, page Proxy-94

39. Please update the beneficial ownership information on pages Proxy-94 through Proxy-96 to the latest practicable date.

Description of RGA Capital Stock, page Proxy-97

Existing Common Stock, page Proxy-97

40. Please revise your last sentence under this subheading to state that the RGA class A common stock and RGA class B common stock are expected to be listed on the NYSE rather than disclosing that the stock will be listed on the NYSE. Also, please disclose the expected trading symbol for the RGA class B common stock.

Legal Matters, page Proxy-109

41. You disclose that Mr. Hutton will pass upon the validity of the RGA class A common stock. Please revise to disclose who will pass upon the validity of the RGA class B common stock.

Where You Can Find More Information, page Proxy-110

42. Please revise RGA's incorporation by reference section in the proxy statement/prospectus and exchange offer prospectus to incorporate by reference the current report on Form 8-K filed on June 5, 2008.

Exchange Offer Prospectus

General

43. At present, it appears that only RGA, the issuer of the securities being offered as consideration in the tender offer by MetLife, has been designated as a registrant in a Form S-4 filing. Please confirm for us, if true, that MetLife is not a registrant under the Securities Act for purposes of registering the exchange of RGA Class B for MetLife securities. Please briefly summarize the basis for this apparent view. In addition, please advise us what consideration has been given to identifying MetLife as an underwriter and/or a selling security holder in the instant filing. See Item 7 of the Form S-4 and corresponding Item 507 of Regulation S-K.

44. Please advise us why the proposed pricing mechanism is consistent with Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b). In addition, please advise us why this proposed pricing mechanism is consistent with Item 16 to Schedule A.

Cover Page of Exchange Offer Prospectus

45. Please revise the cover page of the exchange offer prospectus to disclose the page number of the "Risk Factors" section.

Questions and Answers about the Exchange Offer, page Offer-1

Q: What is happening in this transaction?, page Offer-1

46. You disclose that to the extent MetLife or its subsidiaries hold any RGA class B common stock following the exchange offer, MetLife will dispose of such common stock in one or more public or private debt exchanges and/or one or more subsequent split-offs. Unless the terms of such subsequent split-offs will be the same as the terms in the current exchange offer, please revise your disclosure to indicate that the terms of subsequent split-offs may be different from the terms of the current exchange offer. Please clarify, if true, that such terms could be either more favorable or less favorable than the terms of the current exchange offer. Also, please consider the need to add a risk factor disclosing that the terms of subsequent split-offs may be different from the terms of the current exchange offer, and that those terms could be more favorable or less favorable than the current terms.

Delivery of Shares of RGA Class B Common Stock, page Offer-18

47. Shares of RGA Class B Common Stock must be delivered promptly upon offer expiration, not "as soon as reasonably practicable after the acceptance of shares" as presently disclosed. Please revise.

Risk Factors, page Offer-28

48. Please delete the statement: "[t]he risks described below and elsewhere in this document are not the only ones that relate to the exchange offer. The risks described below are considered to be the most material. However, there may be other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors that also could have material adverse effects on the exchange offer and, in the case of MetLife stockholders tendering their shares of MetLife common stock pursuant to the exchange offer, on any investment in RGA class B common stock." It is not appropriate to refer to other risks that are not disclosed.

The Transactions, page Offer-35

49. Please expand your disclosure to provide RGA's reasons for the recapitalization. You should discuss RGA's reasons in addition to MetLife's reasons because MetLife stockholders will become RGA stockholders if they elect to exchange their shares.

Effects of the Divesture, page Offer-36

50. We note your disclosure on page Offer-37 that "MetLife may reissue any shares of MetLife common stock acquired by it in the exchange offer and retained in treasury without further stockholder action for general or other corporate purposes, including stock splits, dividends and acquisitions." Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of common stock acquired in the exchange offer and retained in treasury. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

Withdrawal Rights, page Offer-49

51. We note that if beneficiaries hold trust interests in the MetLife Policyholder Trust, then withdrawal instructions must be delivered to the trust custodian at least three business days prior to the last day upon which MetLife common stock may be withdrawn. We also note that if the limit on the number of shares that can be received for each share of MetLife common stock tendered is in effect at the expiration of the originally contemplated exchange offer period, then the exchange offer will be automatically extended to the end of the second trading day following the original exchange offer period. Since beneficiaries who hold interest in the trust must deliver withdrawal instructions at least three business days in advance of the end of the exchange offer period, and since the exchange offer period

will only be extended by two trading days in the event of the limit being in effect, then it appears that beneficiaries who hold interests in the trust will not be able to withdraw their shares if the limit is in effect and the exchange offer is extended. If that is the case, please revise your disclosure to clarify this limitation to withdraw shares by beneficiaries of the trust.

Conditions for Completing the Exchange Offer, page Offer – 53

52. Revise this section to remove the implication that offer conditions may be asserted following offer expiration. We note in particular the language that indicates the offer conditions may be asserted at any time. All conditions to the tender offer must be satisfied or waived prior to offer expiration except those conditions dependent upon the receipt of government approvals. Because the exchange offer is conditioned on the completion of the RGA recapitalization, and the recapitalization is conditioned on the completion of the exchange offer, it appears that RGA will have to make arrangements to pre-file its amended articles with the Secretary's Office in Missouri in order to complete the recapitalization. Please revise or advise.

53. We noticed the language "regardless of the circumstances giving rise to [a triggering of any of the offer conditions]." Please revise to indicate that actions and inactions by the bidder(s) are expressly excluded from this position.

54. We noticed that MetLife believes its determinations with respect to the offer conditions are final and binding on all parties. Please revise to indicate that security holders have a right to challenge MetLife's determinations and that only a decision made by a court of competent jurisdiction will be final and binding on security holders.

Security Ownership of Certain Beneficial Owners and Management of RGA, page Offer-68

55. We note that MetLife is not listed as a more than 5% holder of RGA common stock. Please revise the beneficial ownership table to disclose MetLife's holdings.

56. Please update the beneficial ownership information on pages Offer-68 through Offer-73 to the latest practicable date.

Where You Can Find More Information, page Offer-87

57. Please revise MetLife's incorporation by reference section to incorporate by reference the current report on Form 8-K filed on June 2, 2008.

Item 21. Exhibits and Financial Statement Schedules, page II-2

58. Please file your remaining exhibits with your next amendment or as soon as they become available as we will need time to review prior to granting effectiveness of the registration statement.

59. Please file as exhibits to your registration statement copies of the IRS rulings RGA and MetLife received.

Exhibit 8.1

60. Please revise Exhibit 8.1 and the disclosure under the heading "U.S. Federal Income Tax Consequences of the Exchange Offer" in the exchange offer prospectus to specifically state that the discussion in the tax consequences section is the counsel's opinion. It is not acceptable to only state that the discussion "is accurate in all material respects."

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 5 – Fair Value Disclosures, page 8

61. You disclose that most of your Level 2 assets and liabilities are valued based on prices provided by third party pricing services. In addition, you disclose that certain Level 3 investment securities are valued using non-binding broker quotes. It appears to be the case from the disclosure that the pricing services/brokers determine fair value rather than management:

- If this is not the case, please revise your disclosure to clarify.

- In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the third party pricing services/brokers determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: R. Randall Wang
        James R. Levey
        Bryan Cave LLP
        One Metropolitan Square
        211 North Broadway, Suite 3600
        St. Louis, Missouri 63102